SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. DC
211 SECTION

SECURI 11018484 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRAMERCY FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 DAYTON AVE
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT LANAVA 203-552-1902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

850 CANAL STREET, 4TH FLOOR	STAMFORD	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/18

OATH OR AFFIRMATION

I, ROBERT LANAVA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRAMERCY FINANCIAL SERVICES, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lori Bonaventura
NOTARY PUBLIC
State of Connecticut
My Commission Expires 3/31/2011

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAMERCY FINANCIAL SERVICES, LLC

Financial Statements and Supplementary Information
December 31, 2010

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC Document.

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Member
Gramercy Financial Services, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Gramercy Financial Services, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in Member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gramercy Financial Services, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 28, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

GRAMERCY FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Assets		
Cash and cash equivalents	$	52,315
Due from broker		726,793
Total assets	$	779,108
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	33,000
Member's capital		746,108
Total liabilities and Member's capital	$	779,108

See Notes to Financial Statements.

GRAMERCY FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2010

Revenues		
Trading profits	$	1,743,990
Reimbursement of clearance fees		208,836
Interest income		1,692
Total revenues		1,954,518
Expenses		
Clearing fees		261,527
Professional fees		55,869
Management fees		60,000
Interest expense		26,678
Other expenses		58,314
Total expenses		462,388
Net income	$	1,492,130

See Notes to Financial Statements.

GRAMERCY FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year Ended December 31, 2010

Balance, January 1, 2010	$	2,119,978
Distributions		(2,866,000)
Net income		1,492,130
Balance, December 31, 2010	$	746,108

See Notes to Financial Statements.

GRAMERCY FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net income	$	1,492,130
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in due from broker		947,434
Decrease in receivable from affiliates		25,866
Decrease in other assets		861
Decrease in accounts payable and accrued expenses		(12,000)
Net cash provided by operating activities		2,454,291
Cash Flows from Financing Activities		
Distributions to the Member		(2,866,000)
Decrease in cash and cash equivalents		(411,709)
Cash and Cash Equivalents		
Beginning		464,024
Ending	$	52,315
Supplemental Disclosure of Cash Flows Information:		
Cash paid for interest	$	26,678

See Notes to Financial Statements.

Note 1. Operations

Gramercy Financial Services, LLC (the "Company") is a limited liability company under the laws of the state of Delaware (United States of America). Gramercy Financial Group, LLC (the "Member") holds 100% of the membership interests of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker primarily for U.S. institutional customers dealing in emerging markets bonds and other fixed income instruments and an introducing broker for certain retail accounts. During 2010, the Company acted primarily as a broker for affiliated entities dealing in fixed income instruments. The Company executes proprietary trades in similar or the same products in which its affiliated entities engage. Such proprietary trades are executed in conjunction with compliance policies and procedures as outlined in the Company's compliance manual.

The Company operates under the provisions of (k)(2)(ii) of Rule 15c3-3 ("Rule 15c3-3"), of the Securities Exchange Commission and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Valuation of investments in securities at fair value: The Company carries its investments at fair value in accordance with the established authoritative guidance. Such guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Additionally, disclosure is required surrounding the various inputs that are used in determining the fair value of the Company's investments. These inputs are summarized into three broad levels listed below:

Level 1	Quoted prices in active markets for identical securities.
Level 2	Other significant observable inputs (including quoted prices for similar securities, interest rates, pre-payment speeds, credit risk, etc.).
Level 3	Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

As of December 31, 2010, the Company did not hold any investments in securities.

Concentration of credit risk: Financial instruments that potentially subject the Company to risk of loss consist of cash in banks and amounts receivable from its clearing broker. The Company believes that the risk of loss is not significant.

Revenue recognition: Revenues from trading profits pertain to securities transactions. Reimbursement of clearance fees arise from securities transactions on behalf of affiliated entities. These transactions in securities and related revenues and expenses are recorded on a trade date basis.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent events: The Company has evaluated subsequent events through the date at which these financial statements were issued on February 28, 2011, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

Note 3. Related Party Transactions

Securities transactions: During the year ended December 31, 2010, the Company acted as a riskless principal on securities transactions for various affiliated entities. The Company receives no commission compensation for such transactions as verified by an independent third party compliance consultant on a monthly basis. Included within the clearance fees of $261,527 on the statement of operations, is $208,836 related to securities transactions on behalf of affiliated entities, for which the Company was fully reimbursed by such affiliates. Clearance fees also arise on security transactions the Company transacts on its own behalf.

Service agreement: The Company has a service agreement with an affiliated entity under which the Company receives services including information, assistance and facilities. For the year ended December 31, 2010, fees for these services totaled $60,000.

Note 4. Income Taxes

As a single member limited liability company, the Company is a disregarded entity for tax purposes and its taxable income or loss is allocated to the Member and, in turn, its members individually in accordance with their respective ownership percentages. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management evaluated the Company's tax positions in accordance with established guidance and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the tax authorities for years before 2007.

Note 5. Off-Balance Sheet Capital Risk and Concentration of Credit Risk

Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

In addition, the Company has the right to pursue collection from the counterparties who did not perform under their contractual obligations.

The Company has a significant amount of cash held at its clearing broker.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $741,480, which was $641,480 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.04 to 1.

GRAMERCY FINANCIAL SERVICES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURUTIES EXCHANGE COMMISSION

December 31, 2010

Member's Capital	$	746,108
Haircuts on Securities		
Other securities		56
Foreign currency		4,572
Net capital	$	741,480
Aggregate indebtedness	$	33,000
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	641,480
Ratio of aggregate indebtedness to net capital		0.04 to 1

Statement Pursuant to Paragraph(d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation included in the Company's unaudited FOCUS Report.

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report on Internal Control

To the Member
Gramercy Financial Services, LLC
Greenwich, Connecticut

In planning and performing our audit of the financial statements of Gramercy Financial Services, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 28, 2011